Mail Stop 7010

December 7, 2007

By U.S. Mail and facsimile to (650) 649-2939

Eric Schmidt
Chief Executive Officer
Google, Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

      Re: Google, Inc.
                Definitive 14A
                Filed April 4, 2007
                File No. 0-50726

Dear Mr. Schmidt:

       We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Refer to comment 7 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the specific Company Multiplier formula. Specifically, you state on page 6 of your response that "because non-GAAP operating income is calculated in part based on our operating expenses, disclosure of the Company Multiplier would give our competitors insight into our projected spending patterns, enabling them to unfairly compete with us by adjusting their spending patterns based on ours." In an effort to better understand your position, please address with more detail how the stated competitive advantage could be obtained in light of the fact that you publicly disclose your operating expenses.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney-Advisor